# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Greenidge Generation Holdings Inc., CIK 0001844971
CUSIP: 39531G100
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 590 Plant Road, Dresden, New York (NY), 14441
Date of event which requires filing of this statement: 01/24/2025
Amends the filing with accession number 0001193125-23-030130
Filed by CIK 0001880358
Persons authorized to receive notices and communications: Michael O'Donnell, Esq., Atlas FRM LLC, 100 Northfield Street, Greenwich, Connecticut (CT), 06830, (203) 622-9138; Steven A. Seidman, Esq., Willkie Farrr & Gallagher LLP, 787 Seventh Avenue, New York, New York (NY), 10019-6099, (212) 728-8000; Mark A. Cognetti, Esq., Willkie Farr & Gallagher LLP, 787 Seventh Avenue, New York, New York (NY), 10019-6099, (212) 728-8000; Laura H. Acker, Esq., Willkie Farr & Gallagher LLP, 787 Seventh Avenue, New York, New York (NY), 10019-6099, (212) 728-8000

## Reporting persons
- Atlas Capital Resources (A9) LP (CIK 0001880358): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,459,611; sole dispositive power 0; shared dispositive power 2,459,611; aggregate amount beneficially owned 2,459,611 (19% of the class)
  Comment: (1) The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock of the Issuer other than the Common Stock of the Issuer owned directly by such reporting person.
  
  (2) Represents 1,920,265 shares of the Issuer's Class B Common Stock, which are convertible at any time at the option of the holder into an equal number of shares of the Issuer's Class A Common Stock, and 539,346 shares of the Issuer's Class A Common Stock.
  
  (3) Reflects a reverse stock split of the Class A Common Stock of the Issuer and Class B Common Stock of the Issuer at a ratio of 10-to-1, which was effective as of May 16, 2023.
  
  (4) Based on 10,292,233 shares of Class A Common Stock outstanding as of December 31, 2024 according to information provided by the Issuer and assuming conversion of all of the 2,680,030 shares of Class B Common Stock beneficially owned by the Reporting Persons in the aggregate.
- Atlas Capital Resources (A9-Parallel) LP (CIK 0001880372): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 883,176; sole dispositive power 0; shared dispositive power 883,176; aggregate amount beneficially owned 883,176 (6.8% of the class)
  Comment: (1) The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock of the Issuer other than the Common Stock of the Issuer owned directly by such reporting person.
  (2) Represents 689,512 shares of the Issuer's Class B Common Stock, which are convertible at any time at the option of the holder into an equal number of shares of the Issuer's Class A Common Stock, and 193,664 shares of the Issue's Class A Common Stock.
  (3) Reflects a reverse stock split of the Class A Common Stock and Class B Common Stock of the Issuer at a ratio of 10-to-1.
  (4) Based on 10,292,233 shares of Class A Common Stock outstanding as of December 31, 2024 according to information provided by the Issuer and assuming conversion of all of the 2,680,030 shares of Class B Common Stock beneficially owned by the Reporting Persons in the aggregate.
- Atlas Capital Resources (P) LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 89,985; sole dispositive power 0; shared dispositive power 89,985; aggregate amount beneficially owned 89,985 (0.7% of the class)
  Comment: (1) The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock of the Issuer other than the Common Stock of the Issuer owned directly by such reporting person.
  (2) Represents 70,253 shares of the Issuer's Class B Common Stock, which are convertible at any time at the option of the holder into an equal number of shares of the Issuer's Class A Common Stock, and 19,732 shares of the Issuer's Class A Common Stock.
  (3) Reflects a reverse stock split of the Class A Common Stock and Class B Common Stock of the Issuer at a ratio of 10-to-1.
  (4) Based on 10,292,233 shares of Class A Common Stock outstanding as of December 31, 2024 according to information provided by the Issuer and assuming conversion of all of the 2,680,030 shares of Class B Common Stock beneficially owned by the Reporting Persons in the aggregate.
- GGH Bridge Investment LP (CIK 0001963983): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 119,048; sole dispositive power 0; shared dispositive power 119,048; aggregate amount beneficially owned 119,048 (0.9% of the class)
  Comment: (1) The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock of the Issuer other than the Common Stock of the Issuer owned directly by such reporting person.
  (2) Shares of the Issuer's Class A Common Stock.
  (3) Reflects a reverse stock split of the Class A Common Stock and Class B Common Stock of the Issuer at a ratio of 10-to-1.
  (4) Based on 10,292,233 shares of Class A Common Stock outstanding as of December 31, 2024 according to information provided by the Issuer and assuming conversion of all of the 2,680,030 shares of Class B Common Stock beneficially owned by the Reporting Persons in the aggregate.
- Atlas Capital GP LP (CIK 0001882313): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,551,820; sole dispositive power 0; shared dispositive power 3,551,820; aggregate amount beneficially owned 3,551,820 (27.4% of the class)
  Comment: (1) The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock of the Issuer other than the Common Stock of the Issuer owned directly by such reporting person.
  (2) Represents 2,680,030 shares of the Issuer's Class B Common Stock, which are convertible at any time at the option of the holder into an equal number of shares of the Issuer's Class A Common Stock, and 871,790 shares of the Issuer's Class A Common Stock.
  (3) Reflects a reverse stock split of the Class A Common Stock and Class B Common Stock of the Issuer at a ratio of 10-to-1.
  (4) Based on 10,292,233 shares of Class A Common Stock outstanding as of December 31, 2024 according to information provided by the Issuer and assuming conversion of all of the 2,680,030 shares of Class B Common Stock beneficially owned by the Reporting Persons in the aggregate.
- Atlas Capital Resources GP LLC (CIK 0001882294): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,551,820; sole dispositive power 0; shared dispositive power 3,551,820; aggregate amount beneficially owned 3,551,820 (27.4% of the class)
  Comment: (1) The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock of the Issuer other than the Common Stock of the Issuer owned directly by such reporting person.
  (2) Represents 2,680,030 shares of the Issuer's Class B Common Stock, which are convertible at any time at the option of the holder into an equal number of shares of the Issuer's Class A Common Stock, and 871,790 shares of the Issuer's Class A Common Stock.
  (3) Reflects a reverse stock split of the Class A Common Stock and Class B Common Stock of the Issuer at a ratio of 10-to-1.
  (4) Based on 10,292,233 shares of Class A Common Stock outstanding as of December 31, 2024 according to information provided by the Issuer and assuming conversion of all of the 2,680,030 shares of Class B Common Stock beneficially owned by the Reporting Persons in the aggregate.
- Andrew M. Bursky (CIK 0000905112): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,551,820; sole dispositive power 0; shared dispositive power 3,551,820; aggregate amount beneficially owned 3,551,820 (27.4% of the class)
  Comment: (1) The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock of the Issuer other than the Common Stock of the Issuer owned directly by such reporting person.
  (2) Represents 2,680,030 shares of the Issuer's Class B Common Stock, which are convertible at any time at the option of the holder into an equal number of shares of the Issuer's Class A Common Stock, and 871,790 shares of the Issuer's Class A Common Stock.
  (3) Reflects a reverse stock split of the Class A Common Stock and Class B Common Stock of the Issuer at a ratio of 10-to-1.
  (4) Based on 10,292,233 shares of Class A Common Stock outstanding as of December 31, 2024 according to information provided by the Issuer and assuming conversion of all of the 2,680,030 shares of Class B Common Stock beneficially owned by the Reporting Persons in the aggregate.
- Timothy J. Fazio (CIK 0001394403): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,551,820; sole dispositive power 0; shared dispositive power 3,551,820; aggregate amount beneficially owned 3,551,820 (27.4% of the class)
  Comment: (1) The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock of the Issuer other than the Common Stock of the Issuer owned directly by such reporting person.
  (2) Represents 2,680,030 shares of the Issuer's Class B Common Stock, which are convertible at any time at the option of the holder into an equal number of shares of the Issuer's Class A Common Stock, and 871,790 shares of the Issuer's Class A Common Stock.
  (3) Reflects a reverse stock split of the Class A Common Stock and Class B Common Stock of the Issuer at a ratio of 10-to-1.
  (4) Based on 10,292,233 shares of Class A Common Stock outstanding as of December 31, 2024 according to information provided by the Issuer and assuming conversion of all of the 2,680,030 shares of Class B Common Stock beneficially owned by the Reporting Persons in the aggregate.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: Greenidge Generation Holdings Inc.
Address of issuer's principal executive offices: 590 Plant Road, Dresden, New York (NY), 14441
Comment: This Amendment No. 1 ("Amendment No. 1") amends the Schedule 13D filed on January 31, 2023 (the "Original Schedule 13D" and, as amended, the "Schedule 13D"), and relates to Class A common stock, par value $0.0001 per share ("Class A Common Stock"), of Greenidge Generation Holdings Inc., a Delaware corporation (the "Issuer"), having its principal executive offices at 590 Plant Road, Dresden, New York 14441. The Original Schedule 13D remains in full force and effect, except as specifically amended by this Amendment No. 1. Capitalized terms used but not otherwise defined shall have the respective meanings ascribed to such terms in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2(a) of the Original Schedule 13D (other than the last paragraph thereof) is hereby amended and restated in its entirety as follows:
(a) This Schedule 13D is filed jointly by:
(i) Atlas Capital Resources (A9) LP, a Delaware limited partnership ("ACR9"), the direct beneficial owner of 539,346 shares of Class A Common Stock of the Issuer, and 1,920,265 shares of Class
B Common Stock, par value $0.0001 per share ("Class B Common Stock") of the Issuer;
(ii) Atlas Capital Resources (A9-Parallel) LP, a Delaware limited partnership ("ACR Parallel"), the direct beneficial owner of 193,664 shares of Class A Common Stock of the Issuer and 689,512 shares of Class B Common Stock of the Issuer;
(iii) Atlas Capital Resources (P) LP, a Delaware limited partnership ("ACR P"), the direct beneficial owner of 19,732 shares of Class A Common Stock of the Issuer and 70,253 shares of Class B
Common Stock of the Issuer;
(iv) GGH Bridge Investment LP, a Delaware limited partnership ("GGH LP"), the direct beneficial owner of 119,048 shares of Class A Common Stock of the Issuer;
(v) Atlas Capital GP LP, a Delaware limited partnership ("ACR GPLP"), the general partner of ACR9, ACR Parallel, ACR P and GGH LP;
(vi) Atlas Capital Resources GP LLC, a Delaware limited liability company ("ACR GP"), the general partner of ACR GPLP;
(vii) Andrew M. Bursky and Timothy J. Fazio, each a United States citizen and a Managing Partner of ACR GP, each of whom may be deemed to control ACR GP, ACR GPLP, ACR9, ACR Parallel,
ACR P, and GGH LP.

Each of Messrs. Bursky and Fazio, together with ACR GP, ACR GPLP, ACR9, ACR Parallel, ACR P and GGH LP are sometimes collectively referred to herein as the "Reporting Persons" and each individually as a "Reporting Person."

Each Reporting Person expressly disclaims beneficial ownership with respect to any Class A Common Stock and Class B Common Stock of the Issuer, other than the Class A Common Stock or the Class B Common Stock of the Issuer, as applicable, owned directly by such Reporting Person.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On January 24, 2025 (the "Effective Date"), the Issuer and certain of the Reporting Persons (collectively, "Atlas") entered into an Equity Interest Payment Agreement (the "Payment Agreement"), pursuant to which Atlas agreed to keep in place the letters of credit described in Item 6 of the Original Schedule 13D for a specified period in exchange for, among other things, the Issuer agreeing to make an L/C Extension Payment in an amount equal to $1,369,990 and to pay interest on the outstanding amount of such letters of credit for each quarterly period during the term of the Payment Agreement, in each case, subject to the limitations set forth in the Payment Agreement, with such payments to be made in the form of shares of Class A Common Stock of the Issuer based on the price formulas set forth in the Payment Agreement. The Issuer is obligated to make the L/C Extension Payment within seven business days of entering into the Payment Agreement. Commencing on the signing of the Payment Agreement, the Issuer will make the interest payments on a calendar quarter basis in arrears. At any time after the signing of the Payment Agreement, upon request of Atlas, the Issuer will enter into a customary registration rights agreement with Atlas that provides the Company for demand and piggyback registration rights in respect of all Class A Common Stock of the Issuer (and other equity securities convertible into Class A Common Stock of the Issuer, including Class B Common Stock of the Issuer) held by Atlas or any of its affiliates.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained on the cover pages of this Schedule 13D is incorporated by reference. All percentages of Class A Common Stock outstanding contained herein are based on 10,292,233 shares of Class A Common Stock outstanding as of December 31, 2024, according to information provided by the Issuer and assume conversion of all of the 2,680,030 shares of Class B Common Stock beneficially owned by the Reporting Persons in the aggregate. The information related to the share totals contained herein reflects a reverse stock split of the Class A Common Stock and Class B Common Stock of the Issuer at a ratio of 10-to-1, which was effective as of May 16, 2023.

In the aggregate, the Reporting Persons beneficially own, as of the date hereof, 3,551,820 shares of Class A Common Stock (assuming the conversion of all of the 2,680,030 Shares of Class B Common Stock beneficially owned by the Reporting Persons in the aggregate), representing in the aggregate approximately 34.5% of the outstanding shares of Class A Common Stock (assuming conversion of all of the 2,680,030 Shares of Class B Common Stock beneficially owned by the Reporting Persons in the aggregate).

(i) ACR9 has shared voting and dispositive power over 1,920,265 shares of Class B Common Stock and 539,346 shares of Class A Common Stock, representing approximately 19.0% of the outstanding shares of Class A Common Stock on an as-converted basis;
(ii) ACR Parallel has shared voting and dispositive power over 689,512 shares of Class B Common Stock and 193,664 shares of Class A Common Stock, representing approximately 6.8% of the outstanding shares of Class A Common Stock on an as-converted basis;
(iii) ACR P has shared voting and dispositive power over 70,253 shares of Class B Common Stock and 19,732 shares of Class A Common Stock, representing approximately 0.7% of the outstanding shares of Class A Common Stock on as as-converted basis;
(iv) GGH LP has shared voting and dispositive power of 119,048 shares of Class A Common Stock, representing approximately 0.9% of the outstanding shares of Class A Common Stock;
(v) ACR GPLP, by virtue of its status as the general partner of each of ACR9, ACR Parallel, ACR P and GGH LP, has shared voting and dispositive power of 871,790 shares of Class A Common
Stock and 2,680,030 shares of Class B Common Stock, representing in the aggregate approximately 27.4% of the outstanding shares of Class A Common Stock on an as-converted basis;
(vi) ACR GP, by virtue of its status as the general partner of ACR GPLP, has shared voting and dispositive power of 871,790 shares of Class A Common Stock and 2,680,030 shares of Class B
Common Stock, representing in the aggregate approximately 27.4% of the outstanding shares of Class A Common Stock on an as-converted basis;
(vii) each of Messrs. Bursky and Fazio, by virtue of his status as a Managing Partner of ACR GP, has shared voting and dispositive power of 871,790 shares of Class A Common Stock and 2,680,030 shares of Class B Common Stock, representing in the aggregate approximately 27.4% of the outstanding shares of Class A Common Stock on an as-converted basis.
Number of shares as to which each person has sole or shared power to vote or dispose: See Section (a).
Transactions in the class effected during the past sixty days: Except as described in Item 3 of this Schedule 13D, the Reporting Persons have not effected any transaction with respect to the Common Stock in the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Original Schedule 13D is hereby amended and supplemented as follows:

On January 24, 2025, the Issuer and Atlas entered into the Payment Agreement as defined and described in Item 3 above and attached hereto as Exhibit 99. Item 3 is hereby incorporated by reference herein and the description of the Payment Agreement in Item 3 is qualified in its entirety by reference to the full text of the Payment Agreement attached hereto.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.2 Equity Interest Payment Agreement, dated as of January 24, 2025.

## Signatures
- Atlas Capital Resources (A9) LP: By: Atlas Capital Resources GP LP, its general partner, By: Atlas Capital Resources GP, LLC, its general partner, /s/ Timothy J. Fazio, Managing Partner (01/28/2025)
- Atlas Capital Resources (A9-Parallel) LP: By: Atlas Capital Resources GP LP, its general partner, By: Atlas Capital Resources GP, LLC, its general partner, /s/ Timothy J. Fazio, Managing Partner (01/28/2025)
- Atlas Capital Resources (P) LP: By: Atlas Capital Resources GP LP, its general partner, By: Atlas Capital Resources GP, LLC, its general partner, /s/ Timothy J. Fazio, Managing Partner (01/28/2025)
- GGH Bridge Investment LP: By: Atlas Capital Resources GP LP, its general partner, By: Atlas Capital Resources GP, LLC, its general partner, /s/ Timothy J. Fazio, Managing Partner (01/28/2025)
- Atlas Capital GP LP: By: Atlas Capital Resources GP, LLC, its general partner, /s/ Timothy J. Fazio, Managing Partner (01/28/2025)
- Atlas Capital Resources GP LLC: /s/ Timothy J. Fazio, Managing Partner (01/28/2025)
- Andrew M. Bursky: /s/ Andrew M. Bursky, Andrew M. Bursky (01/28/2025)
- Timothy J. Fazio: /s/ Timothy J. Fazio, Timothy J. Fazio (01/28/2025)